SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Enservco Corporation

(Name of Issuer)

Common Stock, par value $.005 per share

(Title of Class of Securities)

045295300

(CUSIP Number)

Michael D. Herman

Debra Herman

 Post Office Box 81740

Las Vegas, Nevada 89180

303-333-3678

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 2, 2014

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 045295300

1            NAME OF REPORTING PERSONS

Michael D. Herman

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                 (a)[  ]

                 (b)[  ]

3     SEC USE ONLY

4             SOURCE OF FUNDS

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

Item 2(d)[__]

                Item 2(e)[__]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

Number of	7.	Sole Voting Power: 6,609,707
Shares
Beneficially	8.	Shared Voting Power: N/A
Owned by
Each	9.	Sole Dispositive Power: 6,609,707
Reporting
Person With:	10.	Shared Dispositive Power: N/A

Beneficially 8. Shared Voting Power: N/

Each 9. Sole Dispositive Power: 2,501,924

Person With: 10. Shared Dispositive Power: N/A

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,143,367

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[    ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 35.4%

14    TYPE OF REPORTING PERSON

IN

CUSIP NO. 045295300

1            NAME OF REPORTING PERSONS

Debra Herman

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                 (a)[  ]

                 (b)[  ]

3     SEC USE ONLY

4             SOURCE OF FUNDS

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

Item 2(d)[__]

                Item 2(e)[__]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

Number of	7.	Sole Voting Power: 6,533,660
Shares
Beneficially	8.	Shared Voting Power: N/A
Owned by
Each	9.	Sole Dispositive Power: 6,533,660
Reporting
Person With:	10.	Shared Dispositive Power: N/A

Beneficially 8. Shared Voting Power: N/

Each 9. Sole Dispositive Power: 2,501,924

Person With: 10. Shared Dispositive Power: N/A

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,143,367

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[    ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 35.4%

14    TYPE OF REPORTING PERSON

IN

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $0.005 par value, of Enservco Corporation. The principal executive offices of Enservco Corporation are presently located at 501 So. Cherry Street, Suite 320, Denver, CO 80246. Telephone: 303-333-3678.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This statement is filed by Michael D. Herman and Debra Herman, husband and wife.

(b)	Business address: Post Office Box 81740, Las Vegas Nevada 89180.

(c)	Oil and gasindistry entrepreneur. Mr. Herman is an entrepreneur in the oil and gas industry, currently pursuing business opportunities with his family. His business address is Post Office Box 81740, Las Vegas, Nevada 89180. Mrs. Herman is not employed outside of the home.

(d)	During the last five (5) years, neither Mr. nor Mrs. Herman has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five (5) years, neither Mr. nor Mrs. Herman has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws

(f)	Citizenship: Mr. and Mrs. Herman are each a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 2, 2014, Mr. Herman sold 1,050,000 shares of restricted common stock of Enservco Corporation in a private sale to a third party at a price of $1.619 per share.

ITEM 4. PURPOSE OF THE TRANSACTION

At the present time, neither Mr. nor Mrs. Herman has plans or proposals which relate to or would result in those items listed in Item 4 of Schedule 13D under the Securities Exchange Act of 1934, or any action similar to those enumerated therein.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

(a)                Mr. and Mrs. Herman each beneficially owns 13,143,367 common shares of Enservco Corporation, which amounts to approximately 35.4% of the total number of common shares currently outstanding.

(b)               Mr. Herman has sole voting power over 6,609,707 shares and sole dispositive power over 7,681,707 common shares of Enservco Corporation. Mrs. Herman has sole voting and dispositive power over 6,533,660 common shares of Enservco Corporation.

(c)               On December 2, 2014, Mr. Herman sold 1,050,000 shares of restricted common stock of Enservco Corporation to a third party in a private sale at a price of $1.619 per share.

(d)               No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock described herein, except as described in Item 6, below.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

Mr. Herman has been a guarantor of Enservco’s and its predecessors’ obligations to various lenders, from the inception of Enservco’s banking relationship with its prior lender (including prior to the July 27, 2010 merger transaction). On September 12, 2014, Enservco entered into an Amended and Restated Revolving Credit and Security Agreement, under which Mr. Herman’s personal guarantee was eliminated. Mr. Herman remains the guarantor of two separate loans of Enservco Corporation, which guarantees are in the process of being released.

Starting February 1, 2012, pursuant to consent by the board dated February 10, 2012, Enservco agreed to pay Mr. Herman a continuing guarantee fee of $150,000 per year; such payment would continue for so long as Mr. Herman is liable as guarantor of Enservco debt. This annual payment is not viewed as a base salary; it is deemed a fee paid to Mr. Herman for risks associated with the personal guarantees given on behalf of Enservco for various debt agreements held by Enservco.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 17, 2014
/s/ Michael D. Herman
By: Michael D. Herman

December 17, 2014
/s/ Debra Herman
By: Debra Herman